FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
           Under Section 12(g) of The Securities Exchange Act of 1934


                            GOTHINK.COM, INCORPORATED

State of Incorporation:  Nevada        IRS Employer I.D. Number: 87-6121862
Authorized to do business in Texas

                            6250 Westpark, Suite 300
                              Houston, Texas 77057
                                 (713) 975-7900
                            (713) 266-4467 Telecopier

Securities to be registered:

         Common Stock                                         NASDAQ OTC:BB
                                  Symbol: TNKC





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                                TABLE OF CONTENTS

Item 101          Description of Business
Item 102          Description of Property
Item 103          Legal Proceedings
Item 201          Market for Common Stock and Related Stock Matters
Item 202          Description of Securities
Item 303          Management's Discussion and Analysis or Plan of Operation
Item 304 Changes In and Disagreements With Accountants on Accounting and Financial Disclosure
Item 310          Financial Statements
Item 401          Directors, Executive Officers, Promoters and Control Persons
Item 402          Executive Compensation
Item 403          Security Ownership of Certain Beneficial Owners and Management
Item 404          Certain Relationships and Related Transactions
Item 405          Compliance with Section 16(a) of the Exchange Act
Item 501          Front of Registration Statement and Outside Front Cover of
                  Prospectus
Item 502          Inside Front and Outside Back Cover Pages of Prospectus
Item 503          Summary Information and Risk Factors
Item 504          Use of Proceeds
Item 505          Determination of Offering Price
Item 506          Dilution
Item 507          Selling Security Holders
Item 508          Plan of Distribution
Item 509          Interest of Named Experts and Counsel
Item 510 Disclosure of Commission Position on Indemnification for Securities Act Liabilities
Item 511          Other Expenses of Issuance and Distribution
Item 512          Undertakings
Item 601          Exhibits
Item 701 Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities
Item 702          Indemnification of Directors and Officers



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Item 101          Description of Business

         The present management of the Company has no personal knowledge of operations of the Company prior to February, 1999.1 However, Company records and other materials are relied on to disclose the general history of the Company for the time period before February, 1999. Present management has knowledge of the operation of the primary operating subsidiary of the Company prior to February, 1999, but was not present during operations prior to February, 1999.

         The Company has operated at a loss during 1999, and anticipates continuing to operate at a loss through the second quarter of 2000. Except for the influx of working capital in exchange for common stock, as described below (the "Blue Ridge Agreement"), the Company would not have been able to continue operations.

         At present, the Company is engaged in the follow business operations: web page design, web page hosting, vocational training for web masters and designers, and vocational training for medical assistants, home health aides, medication aides, and certified nurse's aides. The length of course in the vocational training range from six to fourteen weeks. The Company also resells T-1, T-3 and DSL phone lines and access as a licensee of Landmark Communications.

         "Medical assistants, home health aides, medication aides, and certified nurse's aides" are health care workers who normally work in a non-intensive home or facility environment, under the supervision of a registered nurse or a doctor. These workers assist patients in a variety of ways, including administering therapy, medications, and assisting the patient in daily life functions. These workers are certified by the State of Texas and are required to obtain a level of certification appropriate to their vocation before being employed by private home health care companies, hospitals, nursing home facilities, or other health care providers.

         "T-1, T-3, and DSL" telephone lines are those designed especially for the high-density and high-speed transmission of data in a computer environment. Functioning like modems, except at greatly increased rates of data transmission, these lines and their attendant equipment allow high-speed access to the Internet for both residential and commercial users.

         The Company is one of the country's first accredited educational institutions for web master and design programs. According to statistics compiled by the National Association of Webmasters, the Company is one of two accredited vocational institutions offering web master and design programs in the country. The State of Texas has accredited the Company for all of its' vocational training programs.

         The market for training web designers is extremely competitive, even in this growing field. There are a number of local, regional, and national providers of web design courses and training. Courses in programming and web design are common at every educational level throughout most of the United States. However, the market for workers in this area continues to grow. According to a report in the December 3, 1999, Wall Street Journal, Forrester Research, a research firm in
--------
         1"The Company" refers to GoThink.Com, Incorporated, the present name of the Company; prior to its' current name, the Company's name was EFO, Inc. The name changes are explained in the text of this Item.

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Cambridge,     Massachusetts,      forecasts     that     the     market     for
electronic-commerce-consulting  services is expected to grow to $64.8 billion by
2003   from    approximately    $10.6    billion    this   year.    "Electronic-
commerce-consulting" includes web site design, web site production, promotion, and operations.

         If demand for these services continues as forecast, and if the "build-out" of the Internet continues as predicted in the popular and financial press, the demand for web designers and webmasters will continue, and possibly grow, for the foreseeable future. The Company's operations and revenues depend on students seeking vocational training in web-based design and operations and, if the number of students grow, then the Company's revenues will grow.

         However, because of start-up costs and the costs of expansion into new facilities as discussed herein, the Company anticipates operating at a loss for at lease the next three calendar quarters. Depending largely on new school openings and the operating success of those new facilities, along with the availability of capital for marketing the school's vocational training services in existing and new markets, the Company may not be profitable for the next calendar year. The Company does enjoy the advantage of other vocational training facilities and operations, however, in that as "fixed costs" are met, the number of students serviced by the facilities adds to the profitability of operations without a substantial increase in those costs. In other words, the Company's capacity for students presently, and for the foreseeable future (at least the next calendar year) exceeds the number of students enrolled or realistically expected to enroll.

         The Company was originally organized on July 30, 1954, pursuant to the laws of the State of Utah, with the original charter issued to Bapco Uranium and Oil, Inc. The Company was known as Southwest Border Corporation from 1988 through 1993 and, in 1993, combined with EFO Technologies, Inc. As a result of the combination, the Company changed its' name to EFO, Inc. and changed its' state of incorporation from Utah to Nevada. Present management has no personal knowledge of the Company's operations prior to February, 1999.

         Formerly, through March, 1997, EFO, Inc. developed fiber-optic technology systems for high-volume direct-to-plate image transfer for commercial printing and publishing applications. The Company also developed application and system software which transfers images to film to be used in the graphic arts industry. The Company is no longer in those businesses and hasn't been since the February, 1999, transaction explained below. No revenue is anticipated from these discontinued operations. These operations were discontinued prior to present management joining the Company. Management has no reason to believe that the Company records on which it relies for its' rendition of the "history of operations" is incorrect. No historical financial information is available to present management regarding the Company's operations prior to February, 1999.

         On February 16, 1999, EFO Inc. agreed to issue 2,650,000 shares of its' common stock to acquire two corporations as subsidiaries: Southern Educational Alliance, Inc. (SEA) and Internet Presentations, Inc. (IPI). At the time of the transaction, Mr. and Mrs. Ron Daniels were the sole shareholders and directors of SEA and Mr. and Mrs. Frank Mulcahy were the sole shareholders and directors of IPI. At the time of the February, 1999, transaction, EFO, Inc. had ceased revenue producing operations. As explained below, while IPI was initially included as a subsidiary of the Company, it has since been severed from the Company and no revenues have been recorded in the Company's financial filings with this Form 10SB nor are any revenues anticipated from any prior

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or future  operations  of IPI.  Except for a loss  resulting  from  unreimbursed expenditures on IPI operations as noted, the Company's operations will have no contribution from IPI in the future.

         The stock in the Company was issued on April, 8, 1999, along with 350,000 shares for fees for professionals and promoters related to the transaction. Mr. and Mrs. Ron Daniels received 1,325,000 shares in the Company and the Company became the sole shareholder of SEA. Mr. and Mrs. Frank Mulcahy received 1,325,000 shares in the Company and the Company became the sole shareholder of IPI.

         The professionals and promoters involved in the offering and the number of shares they received in the offering are: James Skalko (100,000 shares); Blue Ridge Finance Company, Inc. (100,000 shares); Douglas Hackett (100,000 shares); Phil Tannenbaum (30,000 shares); Tom Edwards (20,000 shares); Michelle K. Kain [attorney involved in the preparation of the offering materials] (20,000 shares). Additionally, the Daniels and the Mulcahys, as noted above, would be considered "promoters" of the offering.

         SEA was incorporated on December 10, 1998, in Texas, with Mr. and Mrs. Ron Daniels as the sole shareholders and directors. Prior to the acquisition by the Company, Southern Education Alliance, Inc. (SEA) purchased all of the authority, licenses, equipment, inventory, and personnel of "Southwest Medical Academy" (SMA) effective February 12, 1999. "Southwest Medical Academy" was a sole proprietorship owned by Mr. and Mrs. Ron Daniels and they received their stock in SEA in exchange for the transfer.

         SEA also accepted all of the liabilities of SMA and thereafter conducted the business of the corporation under the trade name "GoThink Tech."

         EFO changed its' name to Think!.Com, Inc. and, thereafter, changed its' name to GoThink.Com Incorporated on June 15, 1999, according to the records of the Secretary of State of the State of Nevada. SEA remained a wholly-owned subsidiary of GoThink.Com, Inc. and continues to do business as "GoThink Tech."

         Think!.Com Incorporated obtained a Certificate of Authority to do business as a foreign corporation in the State of Texas (Charter Number
00125622) on March 15, 1999, and, thereafter, the Texas Secretary of State issued an Amended Certificate of Authority for GoThink.Com, Incorporated, (the new name of the corporation) on June 23, 1999. SEA d/b/a "GoThink Tech" remains a wholly-owned subsidiary of GoThink.Com, Inc. after the amended certificate of authority.

         The Company, through its wholly owned subsidiary Southern Educational Alliance, Inc. doing business as "GoThink Tech," operates the only state accredited proprietary school for web page design in the State of Texas. Though the school also offers training for nurses aides and medical assistants, Go Think Tech is now focusing on web page design and technical training for networks and trying to gain approval to become a Microsoft network training affiliate. The proposal to become an approved provider of the MCSE ["Microsoft Certified Software Engineer"] has not yet been completed for submission to Microsoft. That proposal is scheduled to be completed by June 1, 2000.


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         SEA,  Inc.'s  board of  directors  intends  to  change  the name of the corporation to "GoThink Tech, Inc." before the end of 1999.

         The Company is preparing to enter the highly competitive industry of telecommunications. The Company has recently signed a contract with LandMark Communications (a partner of Level 3) to become a retailer of T-1, T-3 and DSL phone lines. The Company can now expand the communications division into 26 cities nationwide, along with the expansion of the vocational training schools. However, the operations involving the retailing of high-speed data and voice communications transmission lines is currently suspended until operational revenues from vocational training increase. The retail operation involved in the agreement with LandMark will require a substantial outlay in terms of additional telemarketing personnel and marketing expenses. Until the vocational training operations are self-sufficient, and until the retail operation can be funded from internal revenues, the Company anticipates holding the retail operation involving telecommunications lines in suspense. The Company does not anticipate entering that market actively until sometime during the third quarter of 2000.

         While the Company is engaged in an extremely competitive business in its' vocational training areas, it enjoys an advantage as being the only accredited institution in Texas offering web page design training. Students enrolling in the training programs are allowed to take advantage of various education loans and grants offered by the government and private institutions and the Company is able to take advantage of the steady income stream afforded by those types of students with that type of financial aid.

         In the more traditional vocational training areas (the medical arts areas), the Company is able to compete vigorously in its' market and is benefitting from the current shortage of these types of workers, the elevated need for training to fill current positions in the medical and home health industries, and is able to rely on its' management's historical experience in the industry.

         Vocational training schools are under the jurisdiction of the Texas Education Agency. The Company is currently accredited and in good standing with that agency.

         Vocational training schools are subject to governmental regulations regarding course content, instructor certification, and use of financial aid. Management has experience with this regulatory framework and no problems are anticipated with conducting the Company's vocational training school business within that framework.

         The Company has historically operated with twenty or less full-time employees, though that number will continue to grow as more campuses are opened in accordance with the Company's expansion plan. Additionally, full or part-time telemarketers may be utilized to market the Company's telecommunications business and to reach the potential pool of vocational trainees.

         Telemarketers are persons who are employed by the Company to use telephone communications to supplement or replace traditional marketing efforts. Telemarketers call prospective students and customers and attempt to educate them on the Company's services and enroll them in the Company's programs or sell them the Company's services. At the present time, the Company does not undertake a full-time telemarketing effort.

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         Subsequent to acquiring IPI, the Company  reached an agreement with Mr.
and Mrs. Frank Mulcahy to divest itself of that subsidiary. Mr. Frank Mulcahy has retained 200,000 shares of common stock in the Company, with the balance of 1,125,000 being canceled or converted to options for future purchase. (See Note 2 to Consolidated Financial Statements. Mr. Mulcahy retains options to purchase up to 200,000 shares of common stock in the Company, in 50,000 increments beginning August 1, 2000, and extending through February 1, 2002, expiring no later than August 1, 2002.)
IPI is not now an operating subsidiary of the Company.

         The Company determined that IPI's operations were not complementary to the main business plan to be pursued by the Company, as outlined above. Basically, the IPI transaction as regards the Company was reversed and treated as not affecting the Company's operations, except for the recording of the expenses associated with IPI during the period IPI was associated with the Company. Mr. Mulcahy surrendered 1,125,000 shares of stock to the Company and retained the options outlined above. No operations of IPI are included in the statement of operations so "discontinued operations" is not an applicable item for disclosure.

         The Mulcahy stock returned to the Company was not treated as treasury stock, as the Company did not anticipate holding it long-term. As described below, the stock formerly held by Mulcahy (1,125,000 shares) is now held by another officer of the Company, Tom Edwards.

         On or about  October  29,  1999,  the  Company,  along  with its  Chief
Executive Officer, Ron Daniels, entered into an Agreement with Blue Ridge Finance Company, Inc. (hereinafter referred to as the "Agreement.") In that Agreement, Blue Ridge agreed to make an additional capital investment in the Company of $200,000.00, in two installments of $100,000.00 each, the second installment to be made on or before January 30, 2000. The additional capital contribution was necessary for the Company's continued operations.

         In the Agreement with Blue Ridge, the Company agreed to issue additional stock to Blue Ridge in such amount so that Blue Ridge would have fifty one percent (51%) of all outstanding common stock of the Company. Additionally, the Company agreed that Blue Ridge would have the ability and the right to appoint a majority of the Board of Directors. Mr. Daniels was guaranteed a salary of $5,000.00 per month, as was Mr. Edwards, the Chief Operating Officer. Mr. Daniels was also assigned the right to recover his business-related expenses and thirty percent (30%) of the net profits of the subsidiary, payable quarterly in stock or cash, at the discretion of the Company. Mr. Daniels was also awarded a ten year employment contract with the Company, on the terms set out above, with a provision that he would not be terminated from employment except for "cause." ("Cause" was defined to mean "criminal acts, fraud, gross negligence, or breach of fiduciary duty.) Additionally, the Agreement with Blue Ridge provided that Mr. Daniels would receive "restricted stock" in such amount so that Mr. Daniels would own, after the Agreement, a total of 2,500,000 shares in the Company. Further, Mr. Daniels obtained an option in the Agreement to purchase all of the outstanding stock in the subsidiary and obtain sole ownership of the subsidiary by returning to the Company ninety percent (90%) of the shares of the Company owned by him. The Agreement with Blue Ridge provided that the additional capital funds provided by it would be used by the Company for payment of corporate expenses and future operations. The Company agreed to pay Blue Ridge a monthly consulting fee of $5,000.00 for a period of three years from the date of the Agreement. The Agreement also provided that the executive offices of the Company would be

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moved to Florida, at the pleasure of the Board of Directors.  The Agreement with
Blue Ridge was made under Florida law.

         On October 29, 1999, the Company's Board of Directors approved a resolution approving the Agreement with Blue Ridge, and issuing stock as follows:

                  Ron Daniels                      1,175,000
                  Tom Edwards                        875,000
                  Jennifer Brenner                   500,000
                  Blue Ridge Finance Co., Inc.    10,000,000

         Also on October 29, 1999, the Board approved a resolution electing Ms. Jennifer Brenner to the Board of Directors of the Company, where she joined Mr. Edwards and Mr. Daniels as directors.

         The Board of the Company also approved a resolution on October 29, 1999, approving the transfer of the shares of stock previously owned by Frank Mulcahy represented by treasury certificate number 10157 (1,125,000 shares) to Tom Edwards. Mr. Edwards, as a result of that Board action, now owns 2,000,000 shares of the Company.

         Finally, on October 29, 1999, the Board also approved the issuance of 150,000 shares of common stock to Mr. Ernest Zepeda.

         Mr. Zepeda, Mr. Daniels, Mr. Edwards, Ms. Brenner, and Mr. Zepeda were all issued stock to compensate them in lieu of cash for services rendered and to be rendered to the Company and to ensure their continued association with and employment by the Company. Mr. Daniels' additional stock was also issued to ensure his tenure as an officer of the Company and as part of his employment agreement with the Company, described above.

         The Company is not required by its' by-laws to prepare or deliver regular annual reports or annual audited financial statements to security holders or shareholders of any type and the Company has no plans to send those reports in the future unless required by law or regulation. Financial information is available to shareholders from the Company at its' offices.

         The Company will continue to file required reports with the Securities and Exchange Commission, as required, and those reports will be available to the public and to shareholders at the SEC offices and from the Company.

Item 102          Description of Property

         Property Location

                  The Company maintains an office at 6250 Westpark, Suite 300, Houston, Texas, 77057. The Company's property consists of general office equipment, telephone and computer systems, and office furniture. The property is periodically updated, replaced, or repaired.



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         Investment Policies

                  The Company has no "investment policy" and does not invest available funds, instead using all available funds for operations. Further, the Company does not invest in real estate or securities of any type. The Company's business plan does not provide for any investments in any securities or real property for investment purposes. For the foreseeable future, all Company funds will be used for operations and expansion.

Item 103          Legal Proceedings

         The company currently has no ongoing legal proceedings

Item 201          Market for Common Stock and Related Stock Matters

         The principal market for the Company's securities is the general public market maintained by the NASDAQ "Over the Counter Bulletin Board" system ("OTC:BB"). The symbol for the Company's stock is "TNKC."

         The high bid and low bid range since March 22, 1999, through September 27, 1999, is as follows:

                  High bid:         5.00000
                  Low bid:          0.01200

         Historical high bid and low bid range (last two years):

                                            High              Low

         1st quarter 1997                   $    .1875        $   .00
         2nd quarter 1997                        .03120           .03120
         3rd quarter 1997                        .03120           .02
         4th quarter 1997                        .02              .01

         1st quarter 1998                        .02              .01
         2nd quarter 1998                        .02              .00781
         3rd quarter 1998                        .01              .01
         4th quarter 1998                        .01              .006


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         The   source   of  high   bid  and  low  bid   information   are   from
over-the-counter   market   quotations  and  those  quotations   likely  reflect
inter-dealer prices, without retail mark-up, mark-down, or commission and may not reflect actual transactions. The actual figures represented herein are taken from INVESTools as of September 27, 1999.

         There are approximately 1,120 holders of common stock in the Company. There are no holders of preferred stock.

         There are 19,346,016 shares of common stock outstanding. There are 926,887 free-trading shares of common stock. Three (3) shareholders hold five percent (5%) or more of the outstanding common stock of the Company:

          Blue Ridge Finance Company, Inc.          10,000,000        51.69%
          Tom Edwards                                2,000,000        10.34%
          Ronnie Daniels and Sheila Daniels          2,500,000        12.92%

         No cash dividends have been declared by the Company and none are anticipated. The Company's policy for the foreseeable future is to use any available funds for expansion and operations.

Item 202          Description of Securities

         GoThink.Com, Inc. is authorized to issue up to 50,000,000 shares of common stock. The holders of common stock are entitled to one vote per share for the election of directors and with respect to all other matters submitted to a vote of stockholders. Shares of common stock do not have cumulative voting rights, which means that the holders of more than 50% of such shares voting for the election of directors can elect 100% of the directors if they choose to do so and, in such event, the holders of the remaining shares so voting will not be able to elect any directors. At present, by agreement with the Company and in exchange for the payment of additional capital as described herein, Blue Ridge Finance Company, Inc. controls a majority of the outstanding stock of the Company and is entitled to control the election of a majority of the Board of Directors.

         Holders of GoThink.Com, Inc. common stock are entitled to receive such dividends as the Board of Directors may from time to time declare to be paid in accordance with Nevada law and if the company has sufficient surplus or net earnings. GoThink.Com, Inc. has never paid cash dividends and seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.

         Go Think. Com is authorized to issue up to 5,000,000 shares of preferred stock to be issued with such rights, preferences and designations and in such series as determined by the Board of Directors.

         As described in Item 101, on or about October 29, 1999, the Company, along with its Chief Executive Officer, Ron Daniels, entered into an Agreement with Blue Ridge Finance Company, Inc. (hereinafter referred to as the "Agreement.") In that Agreement, Blue Ridge agreed to make an additional capital investment in the Company of $200,000.00, in two installments of $100,000.00

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each,  the second  installment  to be made on or before  January 30,  2000.  The additional capital contribution was necessary for the Company's continued operations. This infusion of operating capital was necessary to continue operations. In the Agreement with Blue Ridge, the Company agreed to issue additional stock to Blue Ridge in such amount so that Blue Ridge would have fifty one percent (51%) of all outstanding common stock of the Company. Additionally, the Company agreed that Blue Ridge would have the ability and the right to appoint a majority of the Board of Directors. By action of the Board of Directors on October 29, 1999, Blue Ridge was issued 10,000,000 shares of common stock in the Company. Other persons, as described in Item 101, were also issued substantial shares of common stock in the Company at the same meeting of the Board of Directors.

Item 303          Management's Discussion and Analysis or Plan of Operation

         The Company has operated at a loss during 1999, and anticipates continuing to operate at a loss through the second quarter of 2000. Except for the influx of working capital in exchange for common stock, as described above (the "Blue Ridge Agreement" detailed in Item 101), the Company would not have been able to continue operations.

         Management currently has expansion plans for the operating subsidiary. Although the plan is to expand steadily, if the current laws governing proprietary schools change this could impede the Company's progress. No change in the current regulatory or statutory environment in Texas is anticipated for the foreseeable future. The Texas legislature meets once every two years, the next such session not being scheduled until the year 2001.

         The Company is currently operating a school only in Houston, Texas. However, the Company has acquired lease space and some office equipment for a second campus in the Dallas, Texas, area. The Dallas campus is currently being organized. The Company is currently scouting locations for a possible campus in the McAllen, Texas, area. The Company is currently attempting to maintain an expansion schedule of one school a quarter. The telecommunications division of the operating subsidiary is currently not operating in the retail resale of high-speed voice and data lines under its' agreement with LandMark.

         In the short-term, the expansion of the vocational training campuses will allow the Company to enjoy an increased cash flow. Failure to bring campuses online in a timely fashion will adversely affect cash flow and could impede operations and the expansion plan. Expansion is planned to be funded from operations, with no infusion of capital, either equity or loaned funds, anticipated, after the completion of the infusion of capital by Blue Ridge Finance Company, Inc. Blue Ridge's financial obligation to the Company is capped at $200,000.00. The Company has no available line of credit from any financial institution and operates only from earned revenues.

         The Company has not operated at a profit since current operations commenced in February, 1999.

         As described in Item 101, on or about October 29, 1999, the Company, along with its Chief Executive Officer, Ron Daniels, entered into an Agreement with Blue Ridge Finance Company, Inc. (hereinafter referred to as the "Agreement.") In that Agreement, Blue Ridge agreed to make an additional capital investment in the Company of $200,000.00, in two installments of $100,000.00 each, the second installment to be made on or before January 30, 2000. The additional capital contribution was necessary for the Company's continued operations. This infusion of operating capital was necessary to continue operations.

         If the employment trend in the medical arts community and home health care industry declines drastically in Texas, the Company would experience a downturn in demand for those vocational courses. Likewise, if the employment trend in web design and related industries declines, the Company's vocational offerings in those areas would likewise decline.

         Currently, there is strong demand in Texas and nationwide for vocational training in the areas in which the Company is accredited. Its' main operation is located in Houston, Texas, the nation's fourth largest city, with a concentration of medical and Internet activity.

         The main challenges facing the Company with respect to revenues, earnings, and liquidity would be in the areas of general employment trends, problems with vocational accreditation, and problems with the administration of financial aid for student tuition. The Company anticipates no problems in these areas in the short term.

         The Company has a working capital deficit of $5,246 at September 30, 1999. For the nine months ended September 30, 1999 the Company recorded a consolidated net loss of $454,621. The Company recorded net income of $228,681 and the subsidiary had a net loss of $683,302 for a total net loss of $454,621. Included in the subsidiary's loss is a one-time acquisition cost of $619,121 related to the reverse acquisition between the Company and SEA. Assets of the Company at September 30, 1999 (excluding intercompany items) are $125,292 and the subsidiary's assets are $113,570 for total consolidated assets of $238,862. Liabilities of the Company at September 30, 1999 are $76,860 and the subsidiary's liabilities (excluding intercompany items) are $68,131 for total consolidated liabilities of $144,991.

         The Company recorded a loss (bad-debt related party expense) of $210,181 for funds advanced to and expenses paid on behalf of its' former subsidiary, IPI. Those funds will not be repaid or recovered by or from IPI. Frank Mulcahy, who received all of the stock in the IPI subsidiary from the Company when the Company divested itself of that entity, will not be required to refund or repay any of the funds previously advanced or paid on behalf of IPI by the Company. Mr. Mulcahy was, as part of the transaction, and as explained in
Item 101, required to relinquish most of his shares in the Company in exchange for the subsidiary stock.

         As noted in Item 101, Mr. Mulcahy was awarded options to purchase common stock in the Company in the future. The Company considered SFAS 123 and is aware of the disclosure requirements relating to options and warrants in future filings. The options to Mr. Mulcahy were granted in August, 1999. Using the Black-Sholes model, the options have an estimated value of approximately $102,000.00.

         Net revenue for 1998 was $200,357 compared with $205,888 for 1997. Operating expenses for 1998 were $205,415 compared with $177,424 for 1997. The increase for 1998 related mainly to higher labor costs and higher supply costs. (All revenue and expense comparisons are with the prior operations of the subsidiary of the Company and do not include any operations of either EFO, Inc. or IPI.)

         The increase in accounts receivable in 1999 is due to expanded sales activity with many of the sales taking place near September, 1999; these accounts were not paid prior to September 30, 1999, thus explaining the relatively large receivables balances. The increase in allowance is a function of total accounts receivable. Increase in prepaid items is a result of advertising items that the Company is utilizing to attract students and expand operations. Accounts payable have increased due to expanded operations and assuming some liabilities related to the "reverse acquisition" involving EFO. PP & E has increased as the Company has purchased more equipment to expand the training operations into Dallas and other future locations. Deferred revenue has increased due to many sales taking place near September, 1999, and thus revenue is not yet earned.

         The expansion plan undertaken by the Company will be executed on a "funds available" basis, meaning that if the Company cannot generate revenues to sustain expansion, the expansion will likely not take place. If revenues do not provide sufficient cash flow to sustain expanded operations, the expansion plans will not materialize to generate additional revenue for the Company. The change in the Company's financial fortunes are directly tied to expansion and the ability to internally finance that expansion. Blue Ridge Finance Company, Inc. has indicated it will not finance further operations beyond its' current contractual obligation to do so. (See explanation of transaction with Blue Ridge in Item 101.)

         The Company believes that an increase in student enrollment and continued cost-savings in fixed expenses will allow it to finance expansion from internal revenues. However, if enrollment does not increase to a level sufficient to generate the required revenue for expansion, then expansion will not take place.

         There are no formal acquisition agreements or contracts with third parties regarding the Company's plan to attempt to expand at the rate of one school per quarter.

         The Company does not anticipate any problem arising from its' software or hardware, or any of its' internal operating systems maintained by it, as a result of the Y2K problem. All of the Company's computer systems have been checked for Y2K compliance, as has the retail software which is run on them. The Company keeps current with all updates and revisions with all software that the Company currently uses. The Company has a policy of continuing to monitor this situation and will coordinate its' operations and remedial measures, if any, with its' software vendors to assure Y2K compliance.

         The Company has expended no funds on Y2K compliance, as all of its' software and hardware is compliant or was fixed without charge by its' vendors. Company employees, as part of their regular duties, monitored and continue to monitor Y2K compliance of all Company software and hardware. The Company expects to expend no funds on Y2K compliance outside normal employee salaries.

Item 304 Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

         The Company's accountants have been Smith & Company. No change in accountants has occurred since February, 1999. Current management is unaware of the identity of former accountants of the Company prior to that time.

         The Company has no proposed changes to the audited financial statements prepared by its' accountants and has no disagreements with its' accountants or with any former accountants employed or engaged by the Company. No accountant has been dismissed or has resigned from employment or engagement by the Company since current management assumed control of operations in February, 1999.

Item 310          Financial Statements

                  See attached.

         The Company had working capital of $202,448 at June 30, 1999. For the six months ended June 30, 1999 the Company recorded a consolidated net loss of $246,182. The Company recorded net income of $379,221 and the subsidiary had a net loss of $625,403 for a total net loss of $246,182. Included in the subsidiary's loss is a one-time acquisition cost of $619,121 related to the reverse acquisition between the Company and SEA. Assets of the Company at June 30, 1999 (excluding intercompany items) are $293,146 and the subsidiary's assets are $150,537 for total consolidated assets of $443,683. Liabilities of the Company at June 30, 1999 are $82,208 and the subsidiary's liabilities (excluding intercompany items) are $60,703 for total consolidated liabilities of $142,911.

         Net revenue for 1998 was $200,357 compared with $205,888 for 1997. Operating expenses for 1998 were $205,415 compared with $177,424 for 1997. The increase for 1998 related mainly to higher labor costs and higher supply costs. (All revenue and expense comparisons are with the prior operations of the subsidiary of the Company and do not include any operations of either EFO, Inc. or IPI.)

Item 401          Directors, Executive Officers, Promoters and Control Persons

         GoThink.Com, Inc.

         Directors:        Ron Daniels, age 38
                           Thomas Edwards, age 31
                           Jennifer Brenner, age 24

         Executive Officers:        C.E.O. and President        Ron Daniels
                                    Chief Operations Officer    Thomas Edwards

         Southern Educational Alliance, Inc. (subsidiary) d/b/a "GoThink Tech"

         Directors:        Ron Daniels
                           Thomas Edwards

         Executive Officers:        C.E.O. and President         Ron Daniels
                                    Chief Operations Officer     Thomas Edwards

         The terms of office for the officers and directors of the Company and its' subsidiary are annually for directors and at the pleasure of the Board of Directors for officers. Blue Ridge Finance Company, Inc. controls a majority of voting common shares in the Company and will control the composition of the Board and the election of its' members by virtue of the agreement between the Company and Blue Ridge, as detailed in Item 101.

         Mr. Daniels and Mr. Edwards will, after January 1, 2000, exchange titles in the Company, with Mr. Edwards becoming CEO and Mr. Daniels becoming COO. The officers of the subsidiary will remain the same.

         Frank Mulcahy was formerly an officer of GoThink.Com, Inc. and was a director of that entity. When IPI was divested by the Company, Mr. Mulcahy ceased serving as an officer or director of GoThink.Com, Inc. Mr. Mulcahy was never an officer or director of the other subsidiary, SEA.

         There are no other "significant employees" whom the Company expects to make a significant contribution to the business and there are no family relationships between Mr. Edwards and Mr.
Daniels.

         Mr. Daniels has been involved as senior executive officer of Southern Educational Alliance, Inc. and its predecessor, Southwest Medical Academy, since their inception. He has experience in the vocational training environment as an executive, owner, and manager. Mr. Edwards is an independent businessman with a variety of experience in small public and private companies.

         Neither Mr. Edwards nor Mr. Daniels have filed for bankruptcy relief within the last five years. Neither Mr. Edwards nor Mr. Daniels have been sued in the last five years, and have not been the subject of any enforcement or regulatory enforcement action by any state or federal agency within the last five years, and are not now involved in any such proceedings. Neither Mr. Daniels or Mr. Edwards have ever been convicted of a felony or a crime involving moral turpitude and are not now involved in any such proceeding. Neither Mr. Edwards nor Mr. Daniels have ever been subject to any order, judgment, or decree of any court of competent jurisdiction permanently or temporarily enjoining, barring, suspending or otherwise limiting their involvement in any type of business, securities or banking activities. Neither Mr. Daniels nor Mr. Edwards have ever been accused or found by a court of competent jurisdiction, the SEC, or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

Item 402          Executive Compensation

         The Company has two executive officers: Ron Daniels and Tom Edwards. Mr. Daniels is the CEO. These two comprise the Company's most highly compensated executives. There are no other individuals who are executive officers.

         There is no stock appreciation plan (SAR) in place in the Company. There is no long term compensation plan in place in the Company. The executive officers do not hold and are not compensated by warrants or options in the stock of the Company.

         The executive officers receive compensation only in the form of annual monetary compensation and reimbursement of expenses, however, both Mr. Daniels and Mr. Edwards have been awarded additional shares of stock in the Company to ensure their continued employment and affiliation with the Company. Those transactions are detailed above. The executive officers receive no bonuses and no bonus plan is in place in the Company.

         Since February, 1999, the executive officers of the Company received the following compensation:

                                      Salary         Reimbursement for Expenses

                  Ron Daniels         $10,000                    --
                  Tom Edwards         $20,450                    --

         Further, Mr. Daniels and Mr. Edwards have been awarded additional shares of stock in the Company to ensure their continued employment and affiliation with the Company. Those transactions are detailed above in Item 101 and below in this Item.

         The   directors  of  the  Company  are  not   compensated   except  for
reimbursement of expenses for attending meetings.

         Mr. Edwards does not have an employment contract or agreement with the Company, except for certain terms contained in the Agreement with Blue Ridge Finance Company, Inc., as explained in Item 101 and below.

         Mr. Daniels has an employment agreement with the Company. That employment agreement was reached as part of the October 29, 1999, Agreement with Blue Ridge Finance Company, Inc. Mr. Daniels was guaranteed a salary of $5,000.00 per month, as was Mr. Edwards, the Chief Operating Officer. Mr. Daniels was also assigned the right to recover his business-related expenses and thirty percent (30%) of the net profits of the subsidiary, payable quarterly in stock or cash, at the discretion of the Company. Mr. Daniels was also awarded a ten year employment contract with the Company, on the terms set out above, with a provision that he would not be terminated from employment except for "cause." ("Cause" was defined to mean "criminal acts, fraud, gross negligence, or breach of fiduciary duty.) Additionally, the Agreement with Blue Ridge provided that

Mr. Daniels would receive "restricted stock" in such amount so that Mr. Daniels would own, after the Agreement, a total of 2,500,000 shares in the Company. Further, Mr. Daniels obtained an option in the Agreement to purchase all of the outstanding stock in the subsidiary and obtain sole ownership of the subsidiary by returning to the Company ninety percent (90%) of the shares of the Company owned by him. The Company agreed to pay Blue Ridge a monthly consulting fee of $5,000.00 for a period of three years from the date of the Agreement.

         There is no "buy-sell" agreement in place with respect to any officers or any other shareholders and the Company, except to the extent that Mr. Daniels has the option outlined above regarding the ownership of the subsidiary.

         The Company has no policy regarding severance pay or benefits or compensation for retirement or longevity of service.

Item 403          Security Ownership of Certain Beneficial Owners and Management

                  Blue Ridge Finance Company, Inc.               10,000,000
                  Tom Edwards                                     2,000,000
                  Ronnie Daniels and Sheila Daniels               2,500,000
                  Jennifer Brenner                                  500,000

         There are no agreements or arrangements that may lead to a change in control of the Company. The Company is controlled by its' majority stockholder, Blue Ridge Finance Company, Inc. No holder listed above has been granted or owns any warrants, options, or conversion privileges to purchase additional shares or convert its' shares to any other class or for additional stock in the Company. Frank Mulcahy does own options to purchase shares of common stock in the Company, but those total less than one percent of the outstanding stock of the Company and are described above.

         The Company is effectively controlled by Blue Ridge Finance Company, Inc., the holder of a majority of outstanding common stock. That control was granted in exchange for the infusion of capital for operations in an Agreement dated on or about October 29, 1999, as detailed in Item 101.

tem 404           Certain Relationships and Related Transactions

         The only covered transactions involving the Company and its' officers, directors, nominees, or beneficial interest holders or stockholders are as noted above (and described again below) involving the transfer of SEA stock to the Company and the issuance of shares to StockPlayer.Com, Inc. for its' services.

         As  noted  above,  on  February  16,  1999,  EFO Inc.  agreed  to issue
2,650,000 shares of its' common stock to acquire two corporations as subsidiaries: Southern Educational Alliance, Inc. (SEA) and Internet Presentations, Inc. (IPI). At the time of the transaction, Mr. and Mrs. Ron Daniels were the sole shareholders and directors of SEA and Mr. and Mrs. Frank Mulcahy were the sole shareholders and directors of IPI.

         The stock in the Company was issued on April, 8, 1999, along with 350,000 shares for fees for professionals and promoters related to the transaction. Mr. and Mrs. Ron Daniels received 1,325,000 shares in the Company and the Company became the sole shareholder of SEA. Mr. and Mrs. Frank Mulcahy received 1,325,000 shares in the Company and the Company became the sole shareholder of IPI.

         The professionals and promoters involved in the offering and the number of shares they received in the offering are: James Skalko (100,000 shares); Blue Ridge Finance Company, Inc. (100,000 shares); Douglas Hackett (100,000 shares); Phil Tannenbaum (30,000 shares); Tom Edwards (20,000 shares); Michelle K. Kain [attorney involved in the preparation of the offering materials] (20,000 shares). Additionally, the Daniels and the Mulcahys, as noted above, would be considered "promoters" of the offering.

         The professionals involved were Ms. Kain, who provided legal services. Shares were issued to her based on the fair market value of those services.

         Blue Ridge Finance Company, Inc., Mr. Hackett, and Mr. Edwards were issued shares for commercial services relating to the organization of the offering and the shares issued to them initially were based on the fair market value of those services.

         The holdings of StockPlayer.Com, Inc. were issued by the Company in exchange for anticipated services pursuant to a written contract and the shares issued to itinitially were based on the fair market value of those services. However, that contract has been terminated by the Company and the shares to be transferred to StockPlayer.Com, Inc. have been put on hold pending a decision by the board of directors regarding the disposition of that stock and further legal action by the Company.

         In the case of shares issued to officers, promoters, and professionals, the liability for compensation expense was recorded based on fair market value of the services rendered. The stock issued at the time of the reorganization transaction (February, 1999) was issued to retire the liability in the amount of approximately $215,000.00. The Company considered SFAS 123, Accounting for Stock Based Compensation, when it compensated certain owners of EFO, Inc. to finalize the reorganization of the Company as well as the officers, promoters, and professionals. The shares issued to Mr. Daniels and Mr. Mulcahy, as described above, was for the exchange of stock in their companies.

         There are no other transactions, or proposed transactions, to which the Company was or is to be a party in which any officer, director, or nominee for officer or director, or any security holder, or any immediate family member of any of those classes of persons, was to be involved, except as noted.

         Certain owners of EFO, Inc. stock at the time of the acquisition of SEA were given stock in the Company to reflect the reorganization of the Company under its current business plan. Those persons were given stock by virtue of their position as directors, officer, creditors, or shareholders of EFO, Inc. The Company issued 215,731 shares of common stock to those persons for this purpose.

Item 405          Compliance with Section 16(a) of the Exchange Act

                  Not applicable to the Company.

Item 501          Front of Registration Statement and Outside Front Cover of
                  Prospectus

                  See attached.

Item 502          Inside Front and Outside Back Cover Pages of Prospectus

                  See attached.

Item 503          Summary Information and Risk Factors

         "Risk factors" are the following: (i) development stage company with limited operating history and unpredictability of future revenues; (ii) dependence upon current management with no assurances of management successfully executing the Company's business objectives or sustaining any growth; (iii) voting control by management with no ability of investors to effect a change of the Company's Board of Directors or management; (iv) no assurances of the Company's profitability or of the payment of any dividends; (v) no reliance upon and no reliability of the projected financial information, and specifically, that there can be no assurance that the projected results can or will be realized or that actual results will not be materially different therefrom; (vi) no audited financial statements at the time of the offering; (vii) possible inability to repay any outstanding obligations when due; (viii) no escrow of offering proceeds; (ix) need for additional capital to achieve long-term goals with no assurances that any such capital will be available or, if available, upon terms acceptable to the company; (x) uncertainty of governmental regulation of the Internet and the company's business; (xi) limited marketing and related experience; (xii) potential conflicts of interest between members of management and the Company with no policy established for conflict resolution; reliance upon judgment of management to resolve conflicts, and such conflicts include the personal interest in ownership of the subsidiary as set out in and involving the Agreement between the Company, Ron Daniels, and Blue Ridge Finance Company, Inc. and, further, the financial interest of the executive officers, directors, and current shareholders in Company operations as reflected by the share ownership and related degree of control of the operations of the Company; (xiii) majority of financial risk to investors; (xiv) possible illiquidity of investment in the Common Shares; and (xv) no assurances of the Company ever successfully effecting another private placement or any public offering of its securities or that an active public market for its securities will ever be sustained.

         Additionally, the Year 2000 issue may interfere with the Company's ability to perform major business functions in its' web design and web hosting businesses, as well as interfere with administrative functions in the vocational school and telecommunications divisions. The Company does not anticipate any problem with its' computers or software arising from the Y2K issue, but cannot anticipate whether its' vendors, students, customers, or the government will be Y2K problem- free. Specifically, government financial aid for students, web server operations, line communications and availability, and banking functions may be deficient and adversely impact the

Company's ability to do business and be timely compensated because third parties responsible for those operations are not Y2K compliant.

         As a result of third party failure to be Y2K compliant, the Company could lose revenues, (up to seventy percent (70%)) for a term longer than six months, or permanently, lose its' ability to timely pay outstanding invoices from suppliers, lose students and customers, and suffer an interruption in its' operations that would threaten the viability of the Company as a going concern. (See the Company's position on Y2K issues, supra, Item 303.)

         Summary Financial Information and Key Ratios

                                                        9/99           12/98          12/97           12/96
                                                        ----           -----          -----           -----
         Total Revenue                                       200             200            206             79
         Operating Income (Loss)                            (292)             (5)            28              3
         Income (Loss) before income
           taxes and Extraordinary Item                   (1,122)            (12)            15              3
         Net Income (Loss)                                  (455)            (12)            15              3
         Income (Loss) per share                           ($.09)          ($.00)          $.00           $.00
         Total Assets                                        239              73             70             23
         Current Portion of Notes
         Payable and Long-Term Debt                           15              40             40              4
         Notes Payable and Long-Term
           Debt, Less Current Portion                          0               0              0              0
         Total Stockholders' Equity
           (Deficit)                                          94              (7)             4              8
         Dividends Declared and Paid                           0               0             19              0

                  ***All amounts in thousands, except per share amounts.***

Item 504          Use of Proceeds

                  See attached. The private offering circular is incorporated herein.

Item 505          Determination of Offering Price

                  See attached. The private offering circular is incorporated herein.

Item 506          Dilution

                  See attached. The private offering circular is incorporated herein.

Item 507          Selling Security Holders

                  See attached. The private offering circular is incorporated herein.

Item 508          Plan of Distribution

                  See attached. The private offering circular is incorporated herein.

Item 509          Interest of Named Experts and Counsel

         See attached. The private offering circular is incorporated herein. No expert or counsel as defined in the applicable regulations received shares or other compensation in excess of fifty thousand dollars ($50,000.00) for services involved in the offering of the stock of the Company.

Item 510 Disclosure of Commission Position on Indemnification for Securities Act Liabilities

         The Company has made no agreement with any officer, director, or "control person" providing for indemnification against liability under the Securities Act.

Item 511          Other Expenses of Issuance and Distribution

                  See attached. The private offering circular is incorporated herein.

Item 512          Undertakings

                  Not applicable to the Company.

Item 601          Exhibits

                  See attached list.

Item 701 Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities

         The Company has made no sale of unregistered securities outside the offering described herein except for the transfer of shares to Blue Ridge Finance Company, Inc., and certain officers and directors as described herein. The Company does not believe that the October, 1999, transactions with Mr. Daniels, Mr. Edwards, or Ms. Brenner constitute "sales" for the purposes of this Item, but, rather, reflect compensation for past, current, and future services.

Item 702          Indemnification of Directors and Officers

         The Company has no charter provision, by-law, contract, or other arrangement that insures or indemnifies a controlling person, director, or officer of the Company against liability for actions taken in their capacity with the Company, except that the by-laws of the Company may be construed so as to protect the directors and officers of the Company against liability taken on behalf of the Company pursuant to the "business judgment rule."

                                  Exhibit List

Plan of Reorganization
Articles of Incorporation
By-Laws
Agreement with LandMark
Agreement with Blue Ridge Finance Company, Inc.
Computation of Earnings Per Share
Subsidiary of the Registrant
Financial Data Schedule
Accountants' Consent Regarding Opinion on Financial Statements
Additional Exhibits


                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, GoThink.Com, Incorporated, has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

December 8, 1999



                            Ron Daniels
                            Chief Executive Officer
                            GoThink.Com, Incorporated

                                      Smith
                                        &
                                     Company

           A Professional Corporation of Certified Public Accountants



                          INDEPENDENT AUDITOR'S REPORT


Board of Directors
GoThink.Com Incorporated
(formerly Think!.Com Incorporated)


We have audited the accompanying consolidated balance sheets of GoThink.Com Incorporated and subsidiary as of June 30, 1999 and December 31, 1998 and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the period ended June 30, 1999 and the years ended December 31, 1998 and 1997 and for the period of September 1, 1996 (inception of subsidiary) to June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GoThink.Com Incorporated and subsidiary as of June 30, 1999 and December 31, 1998, and the results of their operations, changes in stockholders' equity (deficit), and their cash flows for the period ended June 30, 1999 and the years ended December 31, 1998 and 1997 and for the period of September 1, 1996 (inception of subsidiary) to June 30, 1999, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the consolidated financial statements, the Company has at June 30, 1999 a retained deficit of $259,543. The Company has suffered losses from operations and has a substantial need for working capital. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 9 to the consolidated financial statements. The accompanying consolidated financial statements do not include any adjustment that may result from the outcome of this uncertainty.

                                                       Smith & Company
                                                    CERTIFIED PUBLIC ACCOUNTANTS


Salt Lake City, Utah
September 17, 1999

         10 West 100 South, Suite 700 o Salt Lake City, Utah 84101-1554
              Telephone: (801) 575-8297 o Facsimile: (801) 575-8306
                       E-mail: smith&co@smithandcocpa.com
          Members: American Institute of Certified Public Accountants o
                Utah Association of Certified Public Accountants

                     GOTHINK.COM INCORPORATED AND SUBSIDIARY
                       (formerly Think!.Com Incorporated)
                           CONSOLIDATED BALANCE SHEETS



                                                                                       June 30,           December 31
                                                                                           1999               1998
                                                                                    -----------------  ------------------
             ASSETS
CURRENT ASSETS
         Cash in bank                                                               $         201,966  $             (872)
         Accounts receivable (net of allowance of $11,000
             and $2,500 at 6/99 and 12/98 respectively)                                        95,893              22,400
         Prepaid expenses                                                                      47,500                   0
                                                                                    -----------------  ------------------

                                                            TOTAL CURRENT ASSETS              345,359              21,528

PROPERTY, PLANT, & EQUIPMENT (Note 4)                                                          98,324              51,501
                                                                                    -----------------  ------------------

                                                                                    $         443,683  $           73,029
                                                                                    =================  ==================

             LIABILITIES & EQUITY (DEFICIT)
CURRENT LIABILITIES
         Accounts payable and accrued expenses                                      $          83,911  $           30,710
         Deferred revenue                                                                      44,000              10,000
         Loans payable (Note 5)                                                                15,000              40,000
                                                                                    -----------------  ------------------

                                                       TOTAL CURRENT LIABILITIES              142,911              80,710

STOCKHOLDERS' EQUITY (DEFICIT) (Note 8)
         Preferred stock $.001 par value:
             Authorized 5,000,000 shares
             Issued and outstanding 0 shares                                                        0                   0
         Common Stock $.01 par value:
             Authorized - 50,000,000 shares
             Issued and outstanding 6,646,016 shares (3,285,385
                  in 1998)                                                                     66,460              32,854
         Additional paid-in capital                                                           492,352             (28,677)
         Deficit accumulated during development stage                                        (258,040)            (11,858)
                                                                                    -----------------  ------------------

                                            TOTAL STOCKHOLDERS' EQUITY (DEFICIT)              300,772              (7,681)
                                                                                    -----------------  ------------------

                                                                                    $         443,683  $           73,029
                                                                                    =================  ==================


See Notes to Consolidated Financial Statements.

                     GOTHINK.COM INCORPORATED AND SUBSIDIARY
                       (formerly Think!.Com Incorporated)
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                                                        Period
                                                                            Six                                          from
                                                                          Months                                        9/1/96
                                                                           Ended               Years ended           (Inception of
                                                                         June 30,             December 31,           subsidiary) to
                                                                           1999            1998           1997          6/30/99
                                                                       -------------  -------------  --------------  -------------
Net revenue                                                            $     153,473  $     200,357  $      205,888  $     638,609
Cost of revenue                                                                    0              0               0          1,976
                                                                       -------------  -------------  --------------  -------------

                                                         GROSS PROFIT        153,473        200,357         205,888        636,633

Operating expenses                                                           246,402        205,415         177,424        703,576
                                                                       -------------  -------------  --------------  -------------

                                        INCOME (LOSS) FROM OPERATIONS        (92,929)        (5,058)         28,464        (66,943)

Other Income (Expense)
   Bad debt - related party (Note 3)                                        (201,109)             0               0       (201,109)
   Interest expense                                                                0         (6,800)        (13,352)       (20,152)
   Acquisition costs (Note 10)                                              (619,121)             0               0       (619,121)
                                                                       -------------  -------------  --------------  -------------
                                                                            (820,230)        (6,800)        (13,352)      (840,382)
                                                                       -------------  -------------  --------------  -------------

                                NET INCOME (LOSS) BEFORE INCOME TAXES       (913,159)       (11,858)         15,112       (907,325)

Income tax expense                                                                 0              0               0              0
                                                                       -------------  -------------  --------------  -------------

Net income (loss) before extraordinary item                                 (913,159)       (11,858)         15,112       (907,325)

Extraordinary item - Gain on debt restructuring (no
   applicable income taxes) (Note 3)                                         666,977              0               0        666,977
                                                                       -------------  -------------  --------------  -------------

                                                    NET INCOME (LOSS)  $    (246,182) $     (11,858) $       15,112  $    (240,348)
                                                                       =============  =============  ==============  =============


Net income (loss) per weighted average share:
   Ordinary                                                            $        (.21) $        (.00) $          .00
   Extraordinary item                                                            .15            .00             .00
                                                                       -------------  -------------  --------------

                                                                       $        (.06) $        (.00) $          .00
                                                                       =============  =============  ==============

Weighted average number of common shares used
    to compute net (loss) per weighted average share                       4,432,764      3,285,385       3,285,385
                                                                       =============  =============  ==============




See Notes to Consolidated Financial Statements.

                     GOTHINK.COM INCORPORATED AND SUBSIDIARY
                       (formerly Think!.Com Incorporated)
      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)


                                                                                                     Deficit
                                                                                                   Accumulated
                                                   Common Stock                 Additional           During
                                                  Par Value $0.01                 Paid-in          Development
                                            Shares            Amount              Capital             Stage
                                        --------------    --------------    -----------------    --------------
Balances at 9/1/96                           3,285,385    $       32,854    $         (27,174)   $            0
   Net income for period                                                                                  2,580
                                        --------------    --------------    -----------------    --------------
Balances at 12/31/96                         3,285,385            32,854              (27,174)            2,580
   Net income for year                                                                                   15,112
   Dividends paid                                                                      (1,503)          (17,692)
                                        --------------    --------------    -----------------    --------------
Balances at 12/31/97                         3,285,385            32,854              (28,677)                0
   Net loss for year                                                                                    (11,858)
                                        --------------    --------------    -----------------    --------------
Balances at 12/31/98                         3,285,385            32,854              (28,677)          (11,858)
   Stock sold 504 offering                   2,968,000            29,680              619,176
   Acquisition of subsidiary items                                                   (275,385)
   Stock issued for assets, services
     and retire debt                           392,631             3,926              177,238
   Net loss for period                                                                                 (246,182)
                                        --------------    --------------    -----------------    --------------

Balances at 6/30/99                          6,646,016    $       66,460    $         492,352    $     (258,040)
                                        ==============    ==============    =================    ==============



See Notes to Consolidated Financial Statements.

                     GOTHINK.COM INCORPORATED AND SUBSIDIARY
                       (formerly Think!.Com Incorporated)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                                        Period
                                                                            Six                                          from
                                                                          Months                                        9/1/96
                                                                           Ended               Years ended           (Inception of
                                                                         June 30,             December 31,           subsidiary) to
                                                                           1999            1998           1997          6/30/99
                                                                       -------------  -------------  --------------  -------------
OPERATING ACTIVITIES
   Net income (loss)                                                   $    (246,182) $     (11,858) $       15,112  $    (240,348)
   Adjustments to reconcile net income (loss) to cash
     provided (required) by operating activities:
       Bad debts                                                               8,500            700           1,800         11,000
       Depreciation                                                            8,369         12,064           8,353         28,786
       Stock issued for expenses                                               4,225              0               0          4,225
       Non-cash debt restructuring                                          (666,977)             0               0       (666,977)
       Non-cash acquisition costs                                            619,121              0               0        619,121
   Changes in assets and liabilities:
       Other assets                                                                0              0             355              0
       Prepaid expenses                                                      (47,500)             0               0        (47,500)
       Accounts receivable                                                   (81,993)        (6,181)          1,611        (95,893)
       Deferred revenue                                                       34,000          2,500          (3,500)        44,000
       Accounts payable and accrued expenses                                  42,467         12,801          14,410         62,177
                                                                       -------------  -------------  --------------  -------------

                                         NET CASH PROVIDED (REQUIRED)
                                              BY OPERATING ACTIVITIES       (325,970)        10,026          38,141       (281,409)

INVESTING ACTIVITIES
   Purchase of equipment                                                     (55,192)       (13,940)        (54,322)      (127,110)
                                                                       -------------  -------------  --------------  -------------

                                NET CASH USED BY INVESTING ACTIVITIES        (55,192)       (13,940)        (54,322)      (127,110)

FINANCING ACTIVITIES
   Issuance of notes payable                                                       0              0          40,000         40,000
   Loan repayments                                                           (40,000)             0               0        (40,000)
   Sale of common stock                                                      624,000              0               0        629,680
   Dividends paid                                                                  0              0         (19,195)       (19,195)
                                                                       -------------  -------------  --------------  -------------

                                                 NET CASH PROVIDED BY
                                                 FINANCING ACTIVITIES        584,000              0          20,805        610,485
                                                                       -------------  -------------  --------------  -------------

                                          INCREASE (DECREASE) IN CASH
                                                 AND CASH EQUIVALENTS        202,838         (3,914)          4,624        201,966

   Cash and cash equivalents at beginning of year                               (872)         3,042          (1,582)             0
                                                                       -------------  -------------  --------------  -------------

                                              CASH & CASH EQUIVALENTS
                                                     AT END OF PERIOD  $     201,966  $        (872) $        3,042  $     201,966
                                                                       =============  =============  ==============  =============

SUPPLEMENTAL INFORMATION
   Cash paid for interest                                              $           0  $       4,000  $        3,152  $       7,152

   During 1999, 160,000 shares of common stock were issued for assets of $47,500 and 215,731 shares were issued to retire liabilities of $215,731.



See Notes to Consolidated Financial Statements.

                     GOTHINK.COM INCORPORATED AND SUBSIDIARY
                       (formerly Think!.Com Incorporated)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       June 30, 1999 and December 31, 1998


NOTE 1:       SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES
              Accounting Methods
              The Company recognizes income and expenses based on the accrual method of accounting.

              Principals of Consolidation and Basis of Presentation
              The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Southern Educational Alliance, Inc. ("SEA") d/b/a GoThink Tech (collectively referred to as "the Company"). All significant intercompany transactions have been eliminated on consolidation.

              Effective February 16, 1999, the Company acquired 100% of the then outstanding common stock of SEA for consideration of 1,325,000 newly issued common shares of the Company.

              For accounting purposes, the acquisition of SEA was treated as a reverse acquisition of the Company by SEA. In a reverse acquisition, the historical shareholders' equity of the acquiror prior to the merger is retroactively restated (a recapitalization) for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer's and acquiror's stock by an offset to additional paid-in capital. All shares and per share information has been presented in the accompanying consolidated financial statements as if the reverse acquisition and recapitalization had occured on September 1, 1996, the inception date of SEA and its predecessor entities.

              Prior to its acquisition of SEA the Company had abandoned all prior business operations. The accompanying consolidated statements and notes reflect the operations of the Company combined with the operations of SEA from September 1, 1996 (inception of SEA and its predecessor entities) to June 30, 1999.

              Dividend Policy
              The Company has not yet adopted any policy regarding payment of dividends.

              Revenue Recognition
              Revenue is recognized as services are rendered.

              Allowance for Uncollectible Accounts
              The Company provides an allowance for uncollectible accounts based
              upon  prior   experience  and   management's   assessment  of  the
              collectability of existing accounts.

              Cash and Cash Equivalents
              For financial statement purposes, the Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

              Earnings (loss) per share
              Earnings or loss per common and common equivalent share is computed by dividing net earnings (loss) by the weighted average common shares outstanding during each year. The shares of common stock from the 504 offering are being distributed over a 13 month period but the total shares to be distributed are treated as outstanding at June 30, 1999. At June 30, 1999 there were approximately 2,226,000 shares remaining to be issued related to the 504 offering.

              Estimates
              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Estimates also affect the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates. Such estimates of significant accounting sensitivity are allowance for doubtful accounts.

              Income Taxes
              The Company records the income tax effect of transactions in the same year that the transactions enter into the determination of income, regardless of when the transactions are recognized for tax purposes.
              Tax credits are recorded in the year realized.

                     GOTHINK.COM INCORPORATED AND SUBSIDIARY
                       (formerly Think!.Com Incorporated)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                       June 30, 1999 and December 31, 1998


NOTE 1:       SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)
              In February, 1992, the Financial Accounting Standards Board adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which supersedes substantially all existing authoritative literature for accounting for income taxes and requires deferred tax balances to be adjusted to reflect the tax rates in effect when those amounts are expected to become payable or refundable.

NOTE 2:       ORGANIZATION AND HISTORY
              The Company was originally organized on July 30, 1954 under the laws of the State of Utah as Bapco Uranium and Oil, Inc. and was known as Southwest Border Corporation from 1988 through 1993. In 1993, in connection with a business combination with EFO Technologies, Inc., Southwest Border Corporation changed its name to EFO, Inc. and changed its state of incorporation from Utah to Nevada.

              The Company thru March 1997 developed fiber-optic technology systems for high-volume direct-to- plate image transfer for commercial printing and publishing applications. The Company also has developed application and system software which transfers images to film to be used in the graphic arts industry.

              On February 18, 1999, the Company sold EFO Technologies, Inc. for a nominal amount. The buyer also received an option to purchase 20,000 shares of the Company's restricted stock within thirty days of the agreement for $10.00. The Company also agreed to indemnify the buyer from any and all claims or liabilities in connection with the buyer's purchase of the stock of EFO Technologies, Inc.

              On February 16, 1999, the Company agreed to issue 2,650,000 shares of its common stock to acquire two subsidiaries, Internet Presentations, Inc. ("IPI") and SEA. The stock was issued on April 8, 1999 along with 350,000 shares for fees related to the transaction. SEA was incorporated on December 10, 1998 to continue the activities of Southwest Medical Academy which had operated as a sole proprietorship. SEA is in the process of changing its name to GoThink Tech, Inc.

              Subsequent to issuing the stock to acquire IPI, the Company decided not to acquire IPI as a subsidiary. The Company is in the process of canceling 1,325,000 shares issued in the transaction. The shares are treated as outstanding at June 30, 1999. When the certificate representing the 1,325,000 shares has been returned for cancellation, the Company will issue 200,000 shares of its stock to the principal of IPI. The principal of IPI will also receive options to purchase the Company's common stock as follows:

                                                                   Option Price
                     Exercise Date                Shares            per share
              ------------------------    ----------------    ------------------
              August 1, 2000                        50,000    $             1.00
              February 1, 2001                      50,000                  1.50
              August 1, 2001                        50,000                  2.00
              February 1, 2002                      50,000                  2.50

              All options expire within one hundred eighty (180) days of the last listed exercise date. The Company is in the process of determining its future relationship with IPI.

              The Company provides education, training, and certification for web masters through SEA, one of the country's first accredited educational institutes for web master programs.

              The Company also provides training courses in the following areas: medical assistant, phlebotomy, medication aide, and certified nurse aide. The length of the courses range from six to fourteen weeks.

              On March 3, 1999, the Company changed its name to Think!.Com Incorporated and on June 10, 1999 the name was changed to GoThink.Com Incorporated.

                     GOTHINK.COM INCORPORATED AND SUBSIDIARY
                       (formerly Think!.Com Incorporated)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                       June 30, 1999 and December 31, 1998


NOTE 3:       RELATED PARTY TRANSACTIONS
              During the six months ended June 30, 1999, the Company recorded $201,109 of bad debt expense to a shareholder. The amount represents advances made to IPI which will not be repaid. As discussed in Note 2, the acquisition of IPI as a subsidiary was rescinded. In connection with the recission, the principal of IPI was required to return his stock, but IPI was not required to return the $201,109 it received in cash or as expenses paid on its behalf. No operations of IPI are included in the financial statements.

              The Company also recorded debt cancellation income in the amount of $666,977 which related to amounts due to several former officers who accepted stock or forgave amounts due to them. $580,704 of the income related to two former officers of EFO, Inc. They had not been officers for at least two years prior to the reverse acquisition. Subsequent to the reverse acquisition, the two individuals sold all of their stock in the Company and indicated they had no further interests or claims in the Company. The individuals were Messrs. Lionetti and Rachwal. $86,193 of the debt cancellation income involved four former officers/directors of EFO, Inc. who were replaced at the time of the reverse acquisition. The debt cancellation income was simply a result of the stock price dropping between the time the parties agreed to accept stock and the date the stock was actually received. The four individuals received a total of 215,731 shares of stock in exchange for $215,731 owed to them. The four individuals, Steve Guarino, James Arch, Roger Tichenor, and Tom Guarino received 115,731, 10,000, 50,000, and 40,000 shares of stock respectively.

NOTE 4:       PROPERTY, PLANT, AND EQUIPMENT
              Property, plant, and equipment as of June 30, 1999 and December 31, 1998 are summarized as follows:

                                                                    Accumulated   Net Book Value
                                                        Cost       Depreciation   1999         1998
                                                   -------------  --------------  --------   --------
              Equipment and furniture
                and fixtures                       $     127,110  $       28,786  $ 98,324   $ 51,501
                                                   =============  ==============  ========   ========

              Depreciation expense is calculated under the straight-line method based on the estimated service lives of five to seven years. Depreciation expense for the six months ended June 30, 1999 amounted to $8,369 ($12,064 and $8,353 for the years ended December 31, 1998 and 1997 respectively).

NOTE 5:       LOANS PAYABLE
              Loans payable at June 30, 1999 and December 31, 1998 are as follows:

                                                                          Principal Balances
                                                                 1999                           1998
                                        Interest                         Long-                          Long-
                                          Rate           Current         term          Current          term
                                        ----------   -------------   -------------  -------------  -------------
              Prepress Solutions, Inc.(1)     12.0%  $      15,000   $           0  $           0  $           0
              Charles Kaczmarek               17.0%              0               0         40,000              0
                                                     -------------   -------------  -------------  -------------

                                                     $      15,000   $           0  $      40,000  $           0
                                                     =============   =============  =============  =============

                  (1)This loan (owed by EFO, Inc.) was due April 1, 1997 and was secured by all of the Company's fixed assets as of March 7, 1997 (recorded as result of reverse acquisition).

NOTE 6:       INCOME TAXES
              Income tax expense was $0 for the period ended June 30, 1999 and the years ended December 31, 1998 and 1997. Such amounts differ from the amounts computed by applying the United States Federal income tax rate of 34% to loss before income taxes as a result of the following:

                                                                                   1999        1998       1997
                                                                                ----------   --------   --------
                Computed "expected" tax (benefit)                               $  (84,000)  $ (4,000)  $  5,100
                Decrease (increase) in income tax benefit resulting from:
                  Change in valuation allowance for deferred federal, state,
                    and local income tax assets                                     84,000      4,000          0
                    State income taxes and other, net                                    0          0     (5,100)
                                                                                ----------   --------   --------

                                                                                $        0   $      0   $      0
                                                                                ==========   ========   ========

                     GOTHINK.COM INCORPORATED AND SUBSIDIARY
                       (formerly Think!.Com Incorporated)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                       June 30, 1999 and December 31, 1998


NOTE 6:       INCOME TAXES (continued)
              The tax  effects  of  temporary  differences  that  give rise to a
              substantial   portion  of  the  deferred  income  tax  assets  are
              presented below:

                                                                         1999           1998            1997
                                                                     -------------  -------------  -------------
                    Net operating loss carryforwards                 $      84,000  $           0  $           0
                                                                     -------------  -------------  -------------

                           Total gross deferred tax assets                  84,000              0              0
                           Less valuation allowance                        (84,000)             0              0
                                                                     -------------  -------------  -------------

                           Net deferred tax assets                   $           0  $           0  $           0
                                                                     =============  =============  =============

              During the years ended December 31, 1998 and 1997, the Company was taxed as a sole proprietorship.

              At  June  30,  1998,  the  Company  has  approximately  $1,510,000 available in net operating loss carryforwards for income tax purposes. These carryforwards expire in 2007 through 2013. Due to a change in control and business activity, the net operating loss carryforwards will most likely never be realized. The Company's tax year end is June. It is in the process of adopting the calendar year end of its subsidiary.

NOTE 7:       COMMITMENTS AND CONTINGENCIES
              The Company has been presented with an invoice from Prepress Solutions, Inc. and its president Mr. Nocera, which related to EFO and EFO Technologies, Inc. Mr. Nocera was the Company's President for a short time in 1997. Current management has disputed the invoice of approximately $54,000 as to whether the services were authorized to be performed and whether the salary claims were properly authorized. The $54,000 has not been recorded as a liability.

              Management has conducted a diligent search for liabilities related to prior operations. No liens or UCC filings have been discovered.

              The Company currently leases space for its corporate office under an operating lease which expires April 30, 2003 and its subsidiary leases space for its operations under an operating lease which expires August 31, 2002. Future minimum rental expense is expected to be as follows:

                    Year ended December 31, 1999      $      89,366
                    Year ended December 31, 2000            156,028
                    Year ended December 31, 2001            169,069
                    Year ended December 31, 2002            174,250
                    Year ended December 31, 2003             52,978
                                                      -------------

                                                      $     641,691
                                                      =============

              For the six months ended June 30, 1999 rent expense was $39,444. Rent expense was $29,567 for the year ended December 31, 1998 ($22,931 for the year ended December 31, 1997).

NOTE 8:       REVERSE STOCK SPLIT
              Effective March 24, 1999, the Company effected a 1:100 reverse stock split. All references to stock prices, and numbers of shares in these financial statements have been adjusted to reflect the reverse split as if it were effective on the earliest date reported.

NOTE 9:       GOING CONCERN ITEMS
              The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has incurred losses and has a retained deficit of $258,040 at June 30, 1999.

                     GOTHINK.COM INCORPORATED AND SUBSIDIARY
                       (formerly Think!.Com Incorporated)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                       June 30, 1999 and December 31, 1998


NOTE 9:       GOING CONCERN ITEMS (continued)
              Management believes the Company will be able to continue as a going concern for the following reasons:

                    The Company expects its subsidiary to generate working capital. The Company intends to raise working capital by selling more of its common stock.

NOTE 10:      ACQUISITION COSTS
              The Company recorded $619,121 of acquisition costs in connection with the reverse acquisition with SEA. The Company feels there is no goodwill involved in the acquisition and has charged the amount directly to expense. The amount represents the excess of liabilities assumed over assets received.

                     GOTHINK.COM INCORPORATED AND SUBSIDIARY
                       (formerly Think!.Com Incorporated)
                           CONSOLIDATED BALANCE SHEETS


                                                                                       September 30,   December 31,
                                                                                           1999               1998
                                                                                    (Unaudited)             (Audited)
                                                                                    -----------------  ------------------
ASSETS
   CURRENT ASSETS
   Cash in bank                                                                     $          40,217  $             (872)
   Accounts receivable (net of allowance of $7,100
     and $2,500 at 9/99 and 12/98 respectively)                                                63,903              22,400
   Prepaid expenses                                                                            35,625                   0
                                                                                    -----------------  ------------------

                                                              TOTAL CURRENT ASSETS            139,745              21,528

PROPERTY, PLANT, & EQUIPMENT                                                                   99,117              51,501
                                                                                    -----------------  ------------------

                                                                                    $         238,862  $           73,029
                                                                                    =================  ==================

LIABILITIES & EQUITY (DEFICIT)
   CURRENT LIABILITIES
   Accounts payable and accrued expenses                                            $          99,991  $           30,710
   Deferred revenue                                                                            30,000              10,000
   Loans payable                                                                               15,000              40,000
                                                                                    -----------------  ------------------

                                                         TOTAL CURRENT LIABILITIES            144,991              80,710

   STOCKHOLDERS' EQUITY (DEFICIT)
   Preferred stock $.001 par value:
     Authorized 5,000,000 shares
     Issued and outstanding 0 shares                                                                0                   0
   Common Stock $.01 par value:
     Authorized - 50,000,000 shares
     Issued and outstanding 6,652,166 shares (3,285,385
       in 1998)                                                                                66,522              32,854
   Additional paid-in capital                                                                 493,828             (28,677)
   Deficit accumulated during development stage                                              (466,479)            (11,858)
                                                                                    -----------------  ------------------

                                              TOTAL STOCKHOLDERS' EQUITY (DEFICIT)             93,871              (7,681)
                                                                                    -----------------  ------------------

                                                                                    $         238,862  $           73,029
                                                                                    =================  ==================

                     GOTHINK.COM INCORPORATED AND SUBSIDIARY
                       (formerly Think!.Com Incorporated)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                                                                                      9/1/96
                                                        Three Months Ended              Nine Months Ended          (Inception of
                                                           September 30,                  September 30,           subsidiary) to
                                                        1999           1998           1999            1998            9/30/99
                                                   -------------  --------------  -------------  -------------  ------------------
Net sales                                          $      46,376  $       58,699  $     199,849  $     166,235  $          684,985
Cost of sales                                                  0               0              0              0               1,976
                                                   -------------  --------------  -------------  -------------  ------------------

                                     GROSS PROFIT         46,376          58,699        199,849        166,235             683,009

Operating expenses                                       245,743          68,380        492,145        163,518             949,319
                                                   -------------  --------------  -------------  -------------  ------------------

                                   INCOME (LOSS)
                                  FROM OPERATIONS       (199,367)         (9,681)      (292,296)         2,717            (266,310)

Other Income (Expense)
     Bad debt - related party                             (9,072)              0       (210,181)             0            (210,181)
     Interest expense                                          0          (1,700)             0         (9,100)            (20,152)
     Acquisition costs                                         0               0       (619,121)             0            (619,121)
                                                   -------------  --------------  -------------  -------------  ------------------
                                                          (9,072)         (1,700)      (829,302)        (9,100)           (849,454)
                                                   -------------  --------------  -------------  -------------  ------------------
                                NET INCOME (LOSS)
                              BEFORE INCOME TAXES       (208,439)        (11,381)    (1,121,598)        (6,383)         (1,115,764)

Income tax expense                                             0               0              0              0                   0
                                                   -------------  --------------  -------------  -------------  ------------------

Net income (loss) before
     extraordinary item                                 (208,439)        (11,381)    (1,121,598)        (6,383)         (1,115,764)

Extraordinary item - Gain on debt
     restructuring (no applicable
     income taxes)                                             0               0        666,977              0             666,977
                                                   -------------  --------------  -------------  -------------  ------------------

                                         NET LOSS  $    (208,439) $      (11,381) $    (454,621) $      (6,383) $         (448,787)
                                                   =============  ==============  =============  =============  ==================

Net  income (loss) per weighted average share:
       Ordinary                                    $        (.03) $         (.00) $        (.22) $        (.00)
       Extraordinary item                                    .00             .00            .13            .00
                                                   -------------  --------------  -------------  -------------

                                                   $        (.03) $          .00  $        (.09) $         .00
                                                   =============  ==============  =============  =============

Weighted average number of common
     shares used to compute net income
     (loss) per weighted average share                 6,651,141       3,285,385      5,172,734      3,285,385
                                                   =============  ==============  =============  =============

                     GOTHINK.COM INCORPORATED AND SUBSIDIARY
                       (formerly Think!.Com Incorporated)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)


                                                                                                                 9/1/96
                                                                                Nine Months Ended             (Inception of
                                                                                  September 30,              subsidiary) to
                                                                              1999              1998             9/30/99
                                                                        ---------------   ---------------   ---------------
OPERATING ACTIVITIES
   Net (loss)                                                           $      (454,621)  $        (6,383)  $      (448,787)
   Adjustments to reconcile net (loss) to cash provided (required)
     by operating activities:
       Bad debts                                                                  4,600               900             7,100
       Depreciation                                                              12,989             9,048            33,406
       Stock issued for expenses                                                  5,763                 0             5,763
       Non-cash debt restructuring                                             (666,977)                0          (666,977)
       Non-cash acquisition costs                                               619,121                 0           619,121
   Changes in assets and liabilities:
       Prepaid expenses                                                         (35,625)                0           (35,625)
       Accounts receivable                                                      (46,103)           (8,621)          (63,903)
       Deferred revenue                                                          20,000             3,400            30,000
       Accounts payable and accrued expenses                                     58,547            12,266            82,157
                                                                        ---------------   ---------------   ---------------

                                         NET CASH PROVIDED (REQUIRED)
                                              BY OPERATING ACTIVITIES          (482,306)           10,610          (437,745)

INVESTING ACTIVITIES
   Purchase of equipment                                                        (60,605)          (13,940)         (132,523)
                                                                        ---------------   ---------------   ---------------

                                                      NET CASH (USED)
                                              BY INVESTING ACTIVITIES           (60,605)          (13,940)         (132,523)

FINANCING ACTIVITIES
   Issuance of notes payable                                                          0                 0            40,000
   Loan repayments                                                              (40,000)                0           (40,000)
   Sale of common stock                                                         624,000                 0           629,680
   Dividends paid                                                                     0                 0           (19,195)
                                                                        ---------------   ---------------   ---------------

                                                 NET CASH PROVIDED BY
                                                 FINANCING ACTIVITIES           584,000                 0           610,485
                                                                        ---------------   ---------------   ---------------

                                          INCREASE (DECREASE) IN CASH
                                                 AND CASH EQUIVALENTS            41,809            (3,330)           40,217

Cash and cash equivalents at beginning of year                                     (872)            3,043                 0
                                                                        ---------------   ---------------   ---------------

                                            CASH AND CASH EQUIVALENTS
                                                     AT END OF PERIOD   $        40,217   $          (287)  $        40,217
                                                                        ===============   ===============   ===============

SUPPLEMENTAL INFORMATION
   Cash paid for interest                                               $             0   $         4,000   $         7,152

During 1999, 160,000 shares of common stock were issued for assets of $47,500 and 215,731 shares were issued to retire liabilities of $215,731.

                     GOTHINK.COM INCORPORATED AND SUBSIDIARY
                       (formerly Think!.Com Incorporated)
                               UNAUDITED PRO FORMA
                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                              Nine
                                                                             Months
                                                                              Ended         Activity Prior
                                                                          September 30,       to Reverse           Consolidated
                                                                              1999          Acquisition(1)           Pro Forma
                                                                       -----------------  ------------------    ------------------
Net revenue                                                            $         199,849  $                0    $          199,849
Cost of revenue                                                                        0                   0                     0
                                                                       -----------------  ------------------    ------------------

                                                         GROSS PROFIT            199,849                   0               199,849

Operating expenses                                                               492,145             228,646               720,791
                                                                       -----------------  ------------------    ------------------

                                        INCOME (LOSS) FROM OPERATIONS           (292,296)           (228,646)             (520,942)

Other Income (Expense)
   Bad debt - related party                                                     (210,181)                  0              (210,181)
   Interest expense                                                                    0                   0                     0
   Acquisition costs                                                            (619,121)                  0              (619,121)
                                                                       -----------------  ------------------    ------------------
                                                                                (829,302)                  0              (829,302)
                                                                       -----------------  ------------------    ------------------

                                NET INCOME (LOSS) BEFORE INCOME TAXES         (1,121,598)           (228,646)           (1,350,244)

Income tax expense                                                                     0                   0                     0
                                                                       -----------------  ------------------    ------------------

Net income (loss) before extraordinary item                                   (1,121,598)           (228,646)           (1,350,244)

Extraordinary item - Gain on debt restructuring (no
   applicable income taxes)                                                      666,977                   0               666,977
                                                                       -----------------  ------------------    ------------------

                                                    NET INCOME (LOSS)  $        (454,621) $         (228,646)   $         (683,267)
                                                                       =================  ==================    ==================


Net income (loss) per weighted average share:
   Ordinary                                                            $            (.22)                       $             (.26)
   Extraordinary item                                                                .13                                       .13
                                                                       -----------------                        ------------------

                                                                       $            (.09)                       $             (.13)
                                                                       =================                        ==================

Weighted average number of common shares used
    to compute net (loss) per weighted average share                           5,172,734                                 5,172,734
                                                                       =================                        ==================

(1)  January 1, 1999 to February 18, 1999 for EFO, Inc.

     The pro forma assumes the entities were consolidated as of January 1, 1999.

                     GOTHINK.COM INCORPORATED AND SUBSIDIARY
                       (formerly Think!.Com Incorporated)
                               UNAUDITED PRO FORMA
                      CONSOLIDATED STATEMENTS OF OPERATIONS




                                                                              Year
                                                                              Ended         Activity Prior
                                                                          December 31,        to Reverse           Consolidated
                                                                              1998          Acquisition(1)           Pro Forma
                                                                       -----------------  ------------------    ------------------
Net revenue                                                            $         200,357  $                0    $          200,357
Cost of revenue                                                                        0                   0                     0
                                                                       -----------------  ------------------    ------------------

                                                         GROSS PROFIT            200,357                   0               200,357

Operating expenses                                                               205,415             170,090               375,505
                                                                       -----------------  ------------------    ------------------

                                        INCOME (LOSS) FROM OPERATIONS             (5,058)           (170,090)             (175,148)

Other Income (Expense)
   Bad debt - related party                                                            0                   0                     0
   Interest expense                                                               (6,800)                  0                (6,800)
   Acquisition costs                                                                   0                   0                     0
                                                                       -----------------  ------------------    ------------------
                                                                                  (6,800)                  0                (6,800)
                                                                       -----------------  ------------------    ------------------

                                NET INCOME (LOSS) BEFORE INCOME TAXES            (11,858)           (170,090)             (181,948)

Income tax expense                                                                     0                   0                     0
                                                                       -----------------  ------------------    ------------------

Net income (loss) before extraordinary item                                      (11,858)           (170,090)             (181,948)

Extraordinary item - Gain on debt restructuring (no
   applicable income taxes)                                                            0                   0                     0
                                                                       -----------------  ------------------    ------------------

                                                    NET INCOME (LOSS)  $         (11,858) $         (170,090)   $         (181,948)
                                                                       =================  ==================    ==================


Net income (loss) per weighted average share:
   Ordinary                                                            $            (.00)                       $             (.06)
   Extraordinary item                                                                .00                                       .00
                                                                       -----------------                        ------------------

                                                                       $            (.00)                       $             (.06)
                                                                       =================                        ==================

Weighted average number of common shares used
    to compute net (loss) per weighted average share                           3,285,385                                 3,285,385
                                                                       =================                        ==================


(1) Year ended December 31, 1998 for EFO, Inc.

     The pro forma assumes the entities were consolidated as of January 1, 1998.

                            GOTHINK.COM INCORPORATED                 EXHIBIT 11
                        CALCULATION OF EARNINGS PER SHARE



                                                                                                                     Weighted
                                                                             Common             Months                Average
                                                                             Shares           Outstanding             Shares
                                                                       -----------------    ----------------    ------------------
Nine Months Ended September 30, 1999

Balance at December 31, 1998                                                   3,285,385                   9             3,285,385
   504 Stock offering                                                          2,968,000                4.96             1,635,556
   Issued for assets, services and retire debt                                   398,781                5.68               251,793
                                                                       -----------------                        ------------------

Balance at September 30, 1999                                                  6,652,166                                 5,172,734

   Loss for nine months ended September 30, 1999                                                                $         (454,621)
   Loss per share                                                                                               $             (.09)

Six Months Ended June 30, 1999

Balance at December 31, 1998                                                   3,285,385                   6             3,285,385
   504 Stock offering                                                          2,968,000                1.96               969,333
   Issued for assets, services and retire debt                                   392,631                2.72               178,046
                                                                       -----------------                        ------------------

Balance at June 30, 1999                                                       6,646,016                                 4,432,764

   Loss for six months ended June 30, 1999                                                                      $         (246,182)
   Loss per share                                                                                               $             (.06)

                                      Smith
                                        &
                                     Company

           A Professional Corporation of Certified Public Accountants



                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the use in this Form 10-SB registration statement of GOTHINK.COM INCORPORATED of our report dated September 17, 1999 on the financial statements for the period ended June 30, 1999 and the years ended December 31, 1998 and 1997 and for the period of September 1, 1996 to June 30, 1999.

                                                       Smith & Company
                                                    CERTIFIED PUBLIC ACCOUNTANTS


Salt Lake City, Utah
December 2, 1999


         10 West 100 South, Suite 700 o Salt Lake City, Utah 84101-1554
              Telephone: (801) 575-8297 o Facsimile: (801) 575-8306
                       E-mail: smith&co@smithandcocpa.com
          Members: American Institute of Certified Public Accountants o
                Utah Association of Certified Public Accountants